









From: [redacted]
Subject: Artichoke – A Mind-Bending New Film Project, and Your Chance to Be Part of It!
Date: September 22, 2025 at 4:00 PM
To: [redacted]
Bcc: [redacted]

Dear Family and Friends,

I'm reaching out to share something I'm really excited about— a feature film I've written called *Artichoke* — a psychological espionage thriller.

Set in the 1960s during the height of the Vietnam War, Artichoke follows a brilliant but naive young hypnotist as he is recruited into the CIA's top-secret mind control program: Operation Artichoke. As he's tasked with doing progressively morally questionable assignments in the name of his country, he becomes increasingly troubled until one order crosses the line, and he decides he must go to extraordinary lengths to defy his superiors, no matter the cost.

It's a story about control, manipulation and the fine lines of morality. But here's the real hook: the film isn't just about a hypnotist—it actually uses hypnosis and subliminal messaging on the audience as they watch. To our knowledge, this has never been done in a narrative film before, and we're aiming to prove that it can be.

My hope is that this could offer audiences—and marketing teams—a new kind of viewing experience, much like The Blair Witch Project did for found footage, or Avatar did for 3D.

I'm currently raising funds to shoot a 15-minute short film, based on the feature, that will act as a proof of concept to help attract producers/financiers/studios, etc., to the project.

To do that, I've launched a Regulation Crowdfunding campaign on Wefunder—a platform like Kickstarter, except where you actually get a stake in the project in return for your support.

I'd be incredibly grateful if you could take a moment to visit the Wefunder page, learn more about the project, and consider supporting it. Every pledge, no matter the size, helps us get one step closer to making this film a reality.

Here's the link:

BEANSTALK FILMS
ARTICHOKE
ROBERT MATTHEWS

Invest in Beanstalk Films LLC: Artichoke - A movie about a hypnotist, where the audience is also hypnotized in real life.
wefunder.com

Even just sharing the campaign with anyone you know who might be interested is a huge help, as ultimately getting this in front of as many people as possible gives us a better chance of success.

If you have any questions, don't hesitate to reach out at [redacted]

Thank you so much for your support!

With gratitude,

[redacted]

Legally Required Disclaimer:
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

If you forward this message, please do not add any statements about investment terms, potential returns, or rewards. For compliance reasons, all such details must remain only on our official Wefunder page.

ROBERT MATTHEWS
WRITER/DIRECTOR/PRODUCER

BEANSTALK FILMS



WWW.BEANSTALKFILMS.COM

